FEDERAL INSURANCE COMPANY

Endorsement No: 11

Bond Number: 70437025

NAME OF ASSURED: TRUST FOR PROFESSIONAL MANAGERS

AMEND NAME OF ASSURED ENDORSEMENT

It is agreed that NAME OF ASSURED of the DECLARATIONS for this Bond is amended to include the following:

Jensen Global Quality Growth Fund

This Endorsement applies to loss discovered after 12:01 a.m. on April 15, 2020.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: April 14, 2020   By ___

                                                                                    Authorized Representative

FEDERAL INSURANCE COMPANY

Endorsement No: 12

Bond Number: 70437025

NAME OF ASSURED: TRUST FOR PROFESSIONAL MANAGERS

AMEND NAME OF ASSURED ENDORSEMENT

It is agreed that NAME OF ASSURED of the DECLARATIONS for this Bond is amended to include the following:

Terra Firma US Concentrated Realty Equity Fund

This Endorsement applies to loss discovered after 12:01 a.m. on June 22, 2020.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: July 6, 2020

By __

Authorized Representative